GLOBAL INDEMNITY LIMITED

27 Hospital Road

George Town, Grand Cayman

KY1-9008, Cayman Islands

July 16, 2020

VIA EDGAR

Mr. Dieter King

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F. Street N.E.

Washington, D.C. 20549

RE:	Global Indemnity Limited

Amendment No. 1 to Proxy Statement on Form PRER 14A

Filed July 15, 2020 (File No. 001-34809)

Dear Mr. King:

As discussed with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on July 16, 2020, Global Indemnity Limited (the “Company,” “we,” “us,” or “our”) is hereby filing via EDGAR Amendment No. 2 (“Amendment No. 2”) to the preliminary proxy statement on Form PRE 14A, File No. 001-34809, originally filed with the Commission on June 23, 2020 (the “Proxy Statement”). Amendment No. 2 reflects the certain updated, revised and supplemental information, as discussed on July 16, 2020. Marked copies of Amendment No. 2 showing changes from the Proxy Statement will be delivered to your attention as well.

Should you or any member of the Staff have any questions, or need additional information, please do not hesitate to contact David C. Eisman, the Company’s legal advisor, at (213) 687-5010.

Very truly yours,

GLOBAL INDEMNITY LIMITED

By:	/s/ Thomas M. McGeehan
Name:	Thomas M. McGeehan
Title:	Chief Financial Officer

Enclosures

cc: David C. Eisman, Skadden, Arps, Slate, Meagher & Flom LLP